    As filed with the Securities and Exchange Commission on December 20, 2001
                                                      Registration No. 333-58766

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  PRE-EFFECTIVE
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                 --------------

                                MEMRY CORPORATION
             (Exact name of registrant as specified in its charter)

                Delaware                                06-1084424
    (State or other jurisdiction of        (I.R.S. Employer Identification No.)
     incorporation or organization)

                              3 Berkshire Boulevard
                            Bethel, Connecticut 06801
                                 (203) 739-1100
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 --------------

                                 James G. Binch
                      Chairman and Chief Executive Officer
                                Memry Corporation
                              3 Berkshire Boulevard
                            Bethel, Connecticut 06801
                                 (203) 739-1100
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 --------------

                  Please send copies of all communications to:

                              David I. Albin, Esq.
                            Finn Dixon & Herling LLP
                               One Landmark Square
                           Stamford, Connecticut 06901
                                 (203) 325-5000

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                              CALCULATION OF REGISTRATION FEE

===========================================================================================

                                                   Proposed    Proposed
                                                   maximum     maximum
                                                   offering    aggregate    Amount of
Title of each class of           Amount to be      price per   offering     registration
securities to be registered      registered        share (1)   price (1)    fee (2)

===========================================================================================
Common Stock, par value $0.01    4,957,667         $1.24       $6,147,507   $1,536.89

===========================================================================================


(1) Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices per share of Common Stock of the Registrant reported by the American Stock Exchange on December 13, 2001.
(2) $917.38 of which was previously paid (with an additional $619.51 being paid on the date hereof).

                               __________________


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                4,957,667 Shares

                                MEMRY CORPORATION

                     Common Stock, par value $0.01 per share

                             ----------------------

         The 4,957,667 shares of common stock, par value $0.01 per share (the "Common Stock") offered hereby (the "Offering") , including 2,697,667 shares that are issuable upon the exercise of warrants held by certain stockholders, are being sold by certain stockholders of Memry Corporation, a Delaware corporation (the "Company"), with principal executive offices located at 3 Berkshire Boulevard, Bethel, Connecticut 06801, telephone number (203) 739-1100. See "Selling Stockholders". The Company will not receive any of the proceeds from the Offering. The Company would, however, receive the exercise prices payable upon issuance of the 2,697,667 shares of Common Stock eligible for sale hereunder which underlie warrants. The Common Stock is traded on the American Stock Exchange under the symbol "MRY".

         The Common Stock offered hereby involves a high degree of risk.

          See "RISK FACTORS" on Pages 3 through 10 of this Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

                                    Underwriting
                  Price to          Discounts and       Proceeds to
                  Public (1)        Commissions         Selling Stockholders(2)

--------------------------------------------------------------------------------
Per Share....     $        1.24              N/A        $        1.24
Total........     $6,147,507.08              N/A        $6,147,507.08
================================================================================

(1) Estimated based on the average of the high and low prices per share of Common Stock of Memry Corporation reported by the American Stock Exchange on December 13, 2001.

(2) Expenses payable by the Company are estimated to be $70,000.00 (approximately $0.014 per share).


                 -----------------------------------------------
                The date of this Prospectus is December 20, 2001.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (which is referred to herein as the "SEC"). You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's Internet website at http://www.sec.gov. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents.

     The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the document listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the Common Stock is sold:

     1.  Our Annual Report on Form 10-K for the year ended June 30, 2001.
     2. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

     You may receive a copy of any of these filings, at no cost, by writing or calling Memry Corporation, Robert Belcher, Corporate Secretary, 3 Berkshire Boulevard, Bethel, Connecticut, 06801, telephone number (203) 739-1100.

     We have filed with the SEC a Registration Statement to register the offer and sale of the Common Stock under the Securities Act of 1933. This Prospectus is part of that Registration Statement, but omits certain information contained in the Registration Statement as permitted by SEC rules. You may obtain copies of the Registration Statement, including exhibits, as noted in the first paragraph above.

                           FORWARD-LOOKING STATEMENTS

     Certain statements under the heading "Summary Information About Memry" in this Prospectus, as well as certain information incorporated by reference as described under the heading "Where You Can Find More Information," constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.

     Forward-looking statements give our current expectations or forecasts of future events. You can usually identify these statements by the fact that they do not relate strictly to historical or current facts. They often use words such as "anticipate", "estimate", "expect", "project", "intend", "plan", "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.

     Any or all of our forward-looking statements in this Prospectus and information incorporated by reference may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in this discussion--for example, product competition and the competitive environment--will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially. For a more thorough listing of factors that can influence forward-looking statements, see "Management's Discussion and Analysis - Forward-Looking Information" in our Annual Report on Form 10-K for the year ended June 30, 2001.

                         SUMMARY INFORMATION ABOUT MEMRY

     Memry Corporation, with locations in Bethel, Connecticut and Menlo Park, California, is an advanced materials company engaged in the business of developing, manufacturing and marketing semi-finished materials, formed components and value-added sub-assembled products utilizing the properties exhibited by shape-memory alloys, primarily nickel titanium. Memry also provides contract engineering services to assist customers in the development of products based on the properties of shape memory alloys. We sell our products and services primarily to the medical device, telecommunications, aerospace and automotive industries. Our principal offices are located at 3 Berkshire Boulevard, Bethel, Connecticut, 06801 and our telephone number is (203) 739-1100. A more detailed description of our business is contained in our Annual Report on Form 10-K for the year ended June 30, 2001, which we have incorporated in this Prospectus by reference. You can also find information about us at our home page on the Internet at http://www.memry.com. That information, however, is
                             --------------------
not incorporated herein by reference.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, including the Risk Factors described in detail below, the prospective purchaser of the Common Stock offered hereby should carefully consider factors such as (i) trends toward managed care, healthcare cost containment and other changes in government and private sector initiatives, in the U.S. and other countries in which we do business, that are placing increased emphasis on the delivery of more cost-effective medical therapies; (ii) the trend of consolidation in the medical device industry as well as among customers of medical device manufacturers, resulting in more significant, complex and long-term contracts than in the past and potentially greater pricing pressures; (iii) efficacy or safety concerns with respect to marketed products, whether scientifically justified or not, that may lead to product recalls, withdrawals or declining sales; (iv) changes in governmental laws, regulations and accounting standards and the enforcement thereof that may be adverse to us; (v) other legal factors including environmental concerns; (vi) agency or government actions or investigations affecting the industry in general or us in particular; (vii) risks associated with maintaining and expanding international operations; (viii) business acquisitions, dispositions, discontinuations or restructurings; and
(ix) the integration of businesses acquired by us; and (x) economic factors over which we have no control, including changes in inflation and interest rates. We note these factors as permitted by the Private Securities Litigation Reform Act of 1995. Prospective purchasers should also consider the factors described below.

ABSENCE OF PROFITABLE OPERATING HISTORY

     Memry was incorporated in Delaware in November 1981 and, for most of our history, our sales revenues were not sufficient to cover operating costs. Aggregate losses as of September 30, 2001 were $34,638,000. Our net loss was approximately $4,689,000 for fiscal 2001 and our net income was approximately $1,109,000 for fiscal 2000. Our operations have been financed principally by a series of equity sales, and there can be no assurance that we will be able to obtain such financing in the future or that we will be profitable and able to finance our operations through operating revenues.

WORKING CAPITAL

     As recently as December 31, 2000, we had working capital of approximately $297,000. While our working capital position has improved greatly in the last nine months (as of September 30, 2001, we had working capital of approximately $3,927,000), we historically have had relatively little working capital when compared to the size of our losses. Therefore, our ability to continue our operations is dependent upon our ability to generate positive cash flow from operations and/or raise additional funds. There can be no assurance that we will be able to raise additional funds if needed (or that if such funds are available that they will be available at an acceptable cost), or be able to continue to generate positive cash flow from operations. Furthermore, any funds raised through the issuance of equity will dilute individual interests in our outstanding equity. See also "-Manufacturing Facilities" and "-Requirement of Connecticut Presence; CII Put Right" for matters that could materially and adversely affect our working capital.

RISKS ASSOCIATED WITH ACQUISITIONS

     We have in the past, and may in the future, pursue potential acquisitions as a means of growth. Our ability to expand successfully by acquisition depends on many factors, including management' ability to integrate the acquired business and personnel with our prior operations and workforce, the ability to identify potential targets, and the consideration paid to effect any such acquisitions. The consummation of any such future acquisitions, as well as the diversion of the attention of our management to effect any such acquisitions and integrate the acquired operations with ours, could have an adverse effect on our operations and financial results in the future.

REQUIREMENT OF CONNECTICUT PRESENCE; CII PUT RIGHT

     Due to the various agreements that we have entered into with Connecticut Innovations, Incorporated ("CII"), we are required to transact certain portions of its operations within the State of Connecticut. Specifically, we must (a) maintain our corporation headquarters and all of our product business operations in the State of Connecticut (including the assembly of all products to be sold to United States Surgical Corporation), excluding our components and sub-assembly business acquired from Raychem Corporation, (b) base our president and chief executive officer, a majority of our senior executives, and all of our administrative, financial, research and development, marketing and customer service staff relating to our product business (subject to the same inclusions and exclusions as clause (a)) in the State of Connecticut, (c) conduct all of our operations relating to our product business directly or through subcontractors and through licensed operations in the State of Connecticut (subject to the same inclusions and exclusions as clause (a)), and (d) maintain our principal bank accounts with banks located in the State of Connecticut (provided, however, that assets, revenues, employees, operations and bank accounts attributable to any entity acquired by us shall not be considered when determining if we have satisfied such requirements so long as such entity (1) was acquired in an arm's length transaction, (2) was not one of our affiliates and was not controlled by one of our affiliates prior to such acquisition, and
(3) had been in existence and operating as a business for at least one year at the time of the acquisition). There can be no assurances that the aforesaid restrictions will not adversely affect our competitiveness and/or our ability to enter into material transactions with other parties in the future. If we default on any of these requirements, as well as other requirements set forth in the agreements with CII, CII may exercise its right to "put" to Memry certain Memry securities that it owns. Using $2.00 per share as the put price per share, the aggregate put price that would have to be paid by Memry if the put were exercised would be approximately $3,846,069. Such a put would obviously significantly and adversely effect our liquidity.

DEVELOPING MARKET AND TECHNOLOGICAL CHANGE

     The market for our shape memory alloy ("SMA") products is still developing, and is subject to technological change. Our future financial performance will depend in part on the development and continuing growth of this market. There can be no assurances that many of our products will gain market acceptance. Current or new competitors may introduce new products that could adversely affect our competitive position. We believe that, to remain competitive, we must continue to improve our products and develop and successfully market new products. There can be no assurance that we will be able to do so. The success of new products depends on a variety of factors, including understanding market needs and being able to develop products that solve such needs. There can be no assurances that we will be able to identify new product opportunities successfully and develop and bring to market such new products or that we will be able to respond effectively to technological changes or new products developed by competitors. Furthermore, as most of our products are used by our customers for their products in the medical device and medical products industry, there can be no assurances that our major customers will be able to identify new product opportunities successfully and develop and bring such new products to market such that they have a continuing need for our products. In addition, our future working capital and capital expenditure requirements may vary materially from those now planned depending on numerous factors, including the outcome of clinical testing of products under development; delays or changes in government required testing and clearance or approval procedures and our customers' ability to receive FDA clearance or approval for the marketing of our components under development; competitive and technological advances that may require us to modify the design of our products under development; and manufacturing costs for our current and future products.

DEPENDENCE ON KEY CUSTOMERS

     Our two largest customers are Medtronic, Inc. and Tyco Corporation. Tyco is the acquiror of a number of our former customers, including both Raychem Corporation and United States Surgical Corporation. Together, Medtronic and Tyco represented approximately $20,000,000 (or approximately 75%) of our total revenues derived from product sales from continuing operations during our 2000 fiscal year, and approximately $20,113,000 (or approximately 67%) of our total revenues derived from product sales for our 2001 fiscal year. The loss of either such customer would have a material adverse effect on us. In fact, our losses during the first six months of our 2001 fiscal year (excluding losses attributable to the sale of European operations) were primarily due to Medtronic not purchasing the amount of our largest product that we thought it was going to purchase. Because Medtronic especially is in a rapidly growing market for relatively new devices, there can be no assurances that we will not suffer future material adverse results due to the substantial volatility of our major customers' needs for our products.

EFFECT OF POSSIBLE COMPETITION

     Competition in the SMA field has begun to increase, and we expect that competition in this field will continue to intensify as the technology becomes more widely known. A small number of U.S., European and Japanese companies pose a source of competition in SMA materials and products generally, including tubing. These competitors include NDC, a division of Johnson and Johnson, Minitube S.A. and SMA, a division of Johnson Mathey. A larger number of companies have begun to compete with us in the manufacture of SMA wire. NDC, as well as companies that do not specialize in SMA materials, compete with the Company in the provision of value-added services. Some of these companies, and other potential competitors, have considerably greater resources than we do, and have (or have the ability to acquire) considerable technical resources.

INTELLECTUAL PROPERTY RISKS

     Our success will depend in part on our ability to obtain and maintain patent protection for our alloys, processes and applications thereof, to preserve our trade secrets and to operate without infringing on the proprietary rights of third parties. We attempt to protect our technology by, among other things, investing in, obtaining and maintaining patents, trademarks and trade secrets. Although we have never been party to litigation involving our technology, the SMA industry has produced disputes over intellectual property rights which have resulted in significant and expensive litigation (and, in fact, we have been forced to provide testimony and document production in connection with lawsuits brought against our customers). Any assertions of intellectual property claims could require us to cease the manufacture and sale of infringing products, to incur significant litigation costs and to develop non- infringing technology or acquire licenses to the alleged infringed technology. There can be no assurance that we would be able to obtain such licenses on acceptable terms or to develop non-infringing technology. In addition, there can be no assurance that any of our patents will not be challenged, invalidated or circumvented or that rights granted thereunder will provide competitive advantages to us. Furthermore, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

     In addition, we rely on a combination of proprietary rights in various unpatented technologies, know-how, trade secrets, trademarks and employee and third-party nondisclosure agreements to protect our proprietary rights. The steps taken to protect our rights may not be adequate to prevent misappropriation of our technology or to preclude competitors from developing products with features similar to our products.

DEPENDENCE ON KEY PERSONNEL

     Our success depends, in large part, upon a small number of key managerial, engineering and technical personnel, and the loss of certain key personnel could have an adverse effect on our business. We have obtained key man life insurance with respect to our CEO in the amount of $1,000,000 ($500,000 of which has been collaterally assigned to our lender).

DIVIDENDS NOT LIKELY

     For the foreseeable future, it is anticipated that earnings (if any) will be used to finance our operations and that dividends will not be paid. Our loan agreement with our principal lenders prohibits the payment of dividends.

SIGNIFICANT STOCKHOLDERS

     As of October 18, 2001, our directors and executive officers beneficially owned in the aggregate approximately 9.93% of our Common Stock. In addition, CII beneficially owns approximately 10.22% of the Common Stock and, as of October 18, 2001, Tyco Corporation beneficially owned approximately 7.00% of the Common Stock. (Because of the Securities and Exchange Commission's rules on calculating beneficial ownership percentages, the percentage of Common Stock beneficially owned by all of such parties combined as of such date would even be substantially lower than if the aforesaid percentages were merely added together). This concentration of Common Stock in the hands of a somewhat small number of individuals and entities, along with the fact that we believe that an additional large number of shares are held by a small number of institutional investors brought to us by two foreign placement agents, means that there may be a reduced chance for other stockholders to influence our business and affairs by the exercise of voting rights. Furthermore, the aforesaid concentration in shares may cause some fluctuations in the trading volume of our Common Stock in a given period, which in turn may cause our Common Stock to have market price fluctuations with modest regard to our operating results.

NO CUMULATIVE VOTING

     Our Certificate of Incorporation, as amended (the "Certificate of Incorporation"), does not provide for cumulative voting. Therefore, holders of less than a majority of our outstanding Common Stock have no right to elect any of our directors.

POSSIBLE EFFECT OF PREFERRED STOCK ISSUANCES

     Our Certificate of Incorporation authorizes the issuance of up to 100,000 shares of preferred stock, $100.00 par value per share ("Preferred Stock"). The Board of Directors is authorized to issue shares of Preferred Stock from time to time in one or more series and, subject to the limitations contained in the Certificate of Incorporation and any limitations prescribed by law, to establish and designate series and to fix the number of shares and the relative rights, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions) and liquidation preferences of each such series. Currently, no Preferred Stock is outstanding. If shares of Preferred Stock are issued, such issuance could adversely affect the voting rights of the holders of our Common Stock by increasing the number of outstanding shares having voting rights, or by the creation of class or series voting rights, and, if such shares have conversion rights, could increase the number of shares of Common Stock outstanding. In addition, shares of Preferred Stock could have preferences with respect to dividend and liquidation rights. We have no present plans to issue Preferred Stock.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE AND SUBJECT TO TECHNOLOGICAL CHANGE

     A significant number of companies develop and commercialize alloys and components similar to the products developed and produced by Memry. Competitors in our business of alloys and components for SMA products include major pharmaceutical, medical diagnostic and chemical companies, and specialty alloy companies, many of which have considerably greater financial, technical, clinical and marketing strength than us. These companies may improve existing products more efficiently than us or may design and develop new products which the marketplace accepts more than our products, our products under development or our technologies. Further, the markets in which we compete and intend to compete are undergoing, and we expect to continue to undergo, significant technological change. We expect competition to intensify as technological advances in these fields are made. Further, the possible introduction of pharmaceutical or other solutions to the problems that our customers' products address could have a significant impact upon our ability to find customers for our products.

MANUFACTURING ISSUES

     Historically, the use of nitinol in the manufacturing process presents challenges which can lead to a high level of returns and reworks of our products, as well as a large amount of scrap. From time to time, this has had a material adverse effect on our results of operations. In addition, we are subject to the problems facing product manufacturers generally, including, without limitation, delays in receiving raw materials, rising prices for materials and the need to obtain and maintain equipment and avoid down time resulting from equipment failures. To be successful, we must manufacture our products in commercial quantities in compliance with regulatory requirements and at acceptable costs. Production of these products, especially in commercial quantities, will create technical and financial challenges for us and we cannot assure you that manufacturing or quality control problems will not arise.

     Furthermore, because some of our customers use our products in products that are subject to FDA or other regulatory approval, it is often very difficult for us to modify our manufacturing processes in any way after a customer has inspected and approved our process. This can also adversely effect our operating process from time to time.

WE CAN BE AFFECTED BY HEALTH INSURANCE ISSUES

     If any of our customers' products which contain our components obtain FDA clearance and enter the market, physicians and patients may not accept such products if adequate insurance coverage and reimbursement levels are not available.

     Our customers' ability successfully to commercialize their products which contain our components may depend in part on the extent to which government health administration authorities, private health coverage insurers and other organizations reimburse the cost of such products and related treatments. Significant uncertainty exists as to the reimbursement status of newly approved health care products and we cannot assure you that adequate third party reimbursement will be available for us to maintain price levels or volume sufficient for the realization of an appropriate return on our investment in such products. In certain foreign countries, the period of time needed to obtain reimbursement can be lengthy. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new and established therapeutic and diagnostic products approved for marketing, and by refusing, in some cases, to provide any coverage for indications for which the FDA and other national health regulatory authorities have not granted marketing approval. The failure of government and third party payors to provide adequate coverage and reimbursement levels for uses of our customers' products would adversely affect the market acceptance of these products.

     Numerous health care reform proposals have been advanced in recent years that are aimed at changing the health care system in the United States. Although these proposals may lead to an increased emphasis on preventative measures and to an expanded market for our customers' products, third party health care payors may not share this view. We are unable to predict the outcome or the effect of the health care reform debate on our business and prospects.

WE DEPEND ON OUTSIDE SUPPLIERS AND MANUFACTURERS

     We purchase the primary materials used to manufacture our products from two suppliers to obtain a supply of the materials without sacrificing the most favorable price and delivery terms. A change in the suppliers of these materials without the appropriate lead time could result in a material delay in the delivery of products to our customers. We cannot assure you that we would be able to receive as favorable price and delivery terms from alternative suppliers. Reliance on suppliers generally involves several risks, including the possibility of defective materials, supply shortages, increase in material costs and reduced control over delivery schedules, any or all of which could adversely affect our financial results.

     To the extent we use third party manufacturers, we cannot assure you that we will be able to retain these manufacturers or obtain acceptable replacement manufacturers, if necessary. A change in manufacturers without appropriate lead time could result in a material delay in the delivery of our products and may subject us to less favorable price terms. Furthermore, although we have identified an alternate supply source with respect to the materials used to manufacture our products, a change in the supplier of these materials without appropriate lead time could result in a material delay in the delivery of products to our customers. Either of the above could result in a material adverse effect on our business, prospects, results of operation or financial condition.

OUR BUSINESS SUBJECTS US TO PRODUCT LIABILITY CLAIMS

     Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of medical products. To date, we have not experienced any material product liability claims not insured against, but any such claim arising in the future could have a material adverse effect on our business, financial condition or results of operations. We have product liability insurance. However, potential product liability claims may exceed the amount of our insurance coverage or the terms of the policy may exclude these claims from coverage. We cannot assure you that we will be able to renew our existing insurance at a cost and level of coverage comparable to that presently in effect, if at all. In the event that we are held liable for a claim against which we are not indemnified, or for damages exceeding the limits of our insurance coverage, or if any claim or product recall results in significant adverse publicity against us, such claim or publicity could have a material adverse effect on our business, prospects, results of operations or financial condition.

OUR STOCK PRICE IS VOLATILE

     Future announcements concerning results of preclinical studies and clinical trials by our customers or our competitors, other evidence of the safety or efficacy of our customers' products containing our components or our competitors products, announcements of technological innovations or new products by our customers or our competitors, changes in governmental regulations, developments in our patent or proprietary rights or those of our competitors, including competitors' litigation, fluctuations in our operating results and changes in general market conditions for medical diagnostic or pharmaceutical companies could cause the market price of the common stock to fluctuate substantially. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the common stock. Historically, the market price of the common stock has been volatile. Our stock price has fluctuated from $5.25 during the fiscal quarter ended September 30, 1998 to $0.60 during the fiscal quarter ended June 30, 2001. Our stock price was $1.24 as of December 13, 2001.

FOREIGN EXCHANGE RISK


     From time to time, we may conduct business in multiple currencies, including the currencies of various European countries in the European Union which began participating in the single European currency by adopting the Euro as their common currency as of January 1, 1999. During the period January 1, 1999 to January 1, 2002, the existing currencies of the member countries will remain legal tender and our customers and vendors may continue to use these currencies when conducting business. Currency rates during this period, however, will no longer be computed from one legacy currency to another but instead will first be converted into the Euro. We are, therefore, affected by changes in foreign currency exchange rates. A change in the value of the Euro or any other currency against the U.S. dollar will result in a corresponding change in the U.S. dollar value of certain of our contracts. Currency exchange rates generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or anticipated changes in interest rates and other complex factors. Currency exchange rates also can be affected unpredictably by intervention or failure to intervene by U.S. or foreign governments or central banks or by currency controls or political developments in the U.S. or abroad. Many of the currencies of other countries have experienced significant and sometimes precipitous devaluations relative to the U.S. dollar, and major adjustments have been made in certain of them at times. We may employ certain practices to hedge our foreign currencies exposure; however, the instruments necessary to engage in such practices may not generally be available or may not provide a perfect hedge and such practices also entail certain risks.

EURO CONVERSION RISK

     The risks associated with the Euro include: (i) the creation of suitable clearing and settlement payment schemes for the Euro; (ii) the legal treatment of outstanding financial contracts after January 1, 1999 that refer to existing currencies rather than the Euro; (iii) the fluctuation of the Euro relative to non-Euro currencies during the transition period from January 1, 1999 to December 31, 2000 and beyond; and (iv) whether the interest rate, tax and labor regimes of the European countries participating in the Euro will converge over time. The process of implementing the Euro may adversely affect financial markets worldwide and may result in changes in the relative strength and value of the U.S. dollar or other major currencies, and may affect, consequently, the value of foreign contracts. Also, the transition to the Euro is likely to have a significant impact on fiscal and monetary policy in the participating countries and may produce unpredictable effects on trade and commerce generally.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the Shares. However, we would receive the exercise prices payable upon issuance of the 2,697,667 shares of Common Stock eligible for sale hereunder which underlie warrants issued to certain Selling Stockholders. If all of these warrants are exercised at their current exercise prices, we will receive $6,040,584 in proceeds from the exercise thereof. We would use the proceeds from exercise of these warrants for general working capital purposes. The principal reason for the Offering is to satisfy certain contractual obligations to the Selling Stockholders that were made in conjunction with their purchase of our securities.

                                    DILUTION

     As of December 13, 2001, there were outstanding warrants to purchase 4,206,772 shares of Common Stock of the Company at exercise prices ranging from $0.853 per share to $2.25 per share and outstanding options to purchase 2,738,687 shares at exercise prices ranging from $0.90 per share to $4.00 per share. In addition, a total of 227,081 shares of Common Stock are reserved for issuance upon the exercise of additional options which may be granted under the Memry Corporation Stock Option Plan and the Memry Corporation 1997 Long-Term Incentive Plan.

                              SELLING STOCKHOLDERS

     An aggregate of up to 4,957,667 shares of Common Stock may be offered by the Selling Stockholders. Because the Selling Stockholders may offer from time to time some or all of the Shares that they hold (including Shares issuable upon exercise of certain securities), no estimate can be given as to the amount of Shares that will be offered for sale by the Selling Stockholders hereunder at any particular time. The following table sets forth certain information with respect to the Selling Stockholders for which we are registering Shares for resale to the public as of December 13, 2001. We will not receive any of the proceeds from the sale of such Shares. However, we would receive an aggregate of $6,040,584 in proceeds from the exercise of certain warrants held by certain Selling Stockholders, which warrants are exercisable to purchase 2,697,667 shares of Common Stock, which shares of Common Stock are eligible for resale hereunder, as described below.

------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Percentage
                                                                                       Number of Shares of      Ownership
                                           Number of Shares       Maximum Number of     Common Stock to be        After
                                            of Common Stock          Shares to be          Owned After         Completion
                                              Owned Prior             Offered by            Completion           of the
          Selling Stockholder               to the Offering      Selling Stockholder   of the Offering (1)   Offering (1)(2)
          -------------------               ---------------      -------------------   -------------------   ---------------

------------------------------------------------------------------------------------------------------------------------------
HSBC Republic Bank (Suisse) SA                115,000 (3)             100,000 (3)             15,000                  *
------------------------------------------------------------------------------------------------------------------------------
Bank Vontobel AG                               35,000 (4)              35,000 (4)                  0                0.0%
------------------------------------------------------------------------------------------------------------------------------
Chelverton Fund                               100,000 (5)             100,000 (5)                  0                0.0%
------------------------------------------------------------------------------------------------------------------------------
Europeenne D'Intermediation Financiere
et Boursiere                                  100,000 (3)             100,000 (3)                  0                0.0%
------------------------------------------------------------------------------------------------------------------------------
Compagnie Financiere Aval SA                  600,000 (6)             600,000 (6)                  0                0.0%
------------------------------------------------------------------------------------------------------------------------------
The Trustees of the Noah Trust                 30,000 (7)              30,000 (7)                  0                0.0%
------------------------------------------------------------------------------------------------------------------------------
Vitali Maritime Corp.                         348,630 (5)             200,000 (5)            148,630                  *
------------------------------------------------------------------------------------------------------------------------------
Mizebourne Investment Corp.                   277,200 (5)             200,000 (5)             77,200                  *
------------------------------------------------------------------------------------------------------------------------------
Greenacres Enterprises, Inc.                  200,000 (5)             200,000 (5)                  0                0.0%
------------------------------------------------------------------------------------------------------------------------------
Bittar International Inc.                     200,000 (5)             200,000 (5)                  0                0.0%
------------------------------------------------------------------------------------------------------------------------------
Gryphon Trading SA                            100,000 (3)             100,000 (3)                  0                0.0%
------------------------------------------------------------------------------------------------------------------------------
Lombard Odier & Cie.                          500,000 (8)             500,000 (8)                  0                0.0%
------------------------------------------------------------------------------------------------------------------------------
Emerge Capital                                206,000 (5)             200,000 (5)              6,000                  *
------------------------------------------------------------------------------------------------------------------------------
Montaigne Fund                                200,000 (5)             200,000 (5)                  0                0.0%
------------------------------------------------------------------------------------------------------------------------------
Samisa Investment Corp.                       236,667 (9)             176,667 (9)             60,000                  *
------------------------------------------------------------------------------------------------------------------------------
Glebe Investment Corp.                         22,000 (10)             20,000 (10)             2,000                  *
------------------------------------------------------------------------------------------------------------------------------
Jack and Harriet Halperin (11)                240,848 (12)            150,000 (12)            90,848                  *
------------------------------------------------------------------------------------------------------------------------------
Kempton J. and Rosita Coady (13)              238,304 (5)             200,000 (5)             38,304                  *
------------------------------------------------------------------------------------------------------------------------------
Dominion Financial Group
International, LDC (14)                       282,000 (15)             64,000 (15)           218,000                  *
------------------------------------------------------------------------------------------------------------------------------
Dominion Capital Management (14)               50,000 (16)             50,000 (16)                 0                0.0%
------------------------------------------------------------------------------------------------------------------------------
WIT Ventures, Ltd. (14)                       288,328 (17)            186,000 (17)           102,328                  *
------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
James G. Binch (18)                     857,392 (16)(19)    50,000 (16)     807,392 (19)      3.5%
-------------------------------------------------------------------------------------------------------
Robert J. Thatcher (20)                  65,894 (16)        50,000 (16)      15,894             *
-------------------------------------------------------------------------------------------------------
Sandy Eames                              50,000 (16)        50,000 (16)           0           0.0%
-------------------------------------------------------------------------------------------------------
David I. Albin (21)                      41,381 (10)(22)    20,000 (10)      21,381 (22)        *
-------------------------------------------------------------------------------------------------------
Robert J. Merket, Sr.                    50,000 (16)        50,000 (16)           0           0.0%
-------------------------------------------------------------------------------------------------------
Harry C. Hagerty, Jr.                   386,435 (3)(24)    100,000 (3)      286,435 (24)      1.2%
-------------------------------------------------------------------------------------------------------
Timothy W. Wheeler (24)                 177,500 (3)(25)    100,000 (3)       77,500 (25)        *
-------------------------------------------------------------------------------------------------------
ING Bank (France) S.A.                  335,223 (26)       300,000 (26)      35,223             *
-------------------------------------------------------------------------------------------------------
American Equities Overseas, Inc.        286,000 (27)       186,000 (27)     100,000 (27)        *
-------------------------------------------------------------------------------------------------------
Camforin Ltd.                            19,017 (27)        10,000 (27)       9,017             *
-------------------------------------------------------------------------------------------------------
Penchant Ltd.                            18,917 (27)        10,000 (27)       8,917             *
-------------------------------------------------------------------------------------------------------
Trackway Ltd.                            28,916 (27)        20,000 (27)       8,916             *
-------------------------------------------------------------------------------------------------------
Park Place International Ltd. -
American Equities Portfolio             400,000 (28)       400,000 (28)           0             *
-------------------------------------------------------------------------------------------------------

--------------------
*    Less than 1%

(1) Assumes that all shares of Common Stock, the disposition of which is being registered hereby on behalf of the Selling Stockholders, are sold pursuant to this Prospectus and that no additional shares of Common Stock or other securities of the Company convertible into or exercisable for shares of Common Stock are acquired or sold by the Selling Stockholders.

(2) In each case where shares underlying options or warrants are included as beneficially owned by a person or entity, the percentage of all shares owned by such person or entity is calculated as if all such securities owned by such person or entity had been exercised prior to such calculation.

(3) Includes 50,000 shares underlying warrants issued to the Selling
Stockholder.

(4) Includes 35,000 shares underlying warrants issued to the Selling
Stockholder.

(5) Includes 100,000 shares underlying warrants issued to the Selling
Stockholder.

(6) Includes 300,000 shares underlying warrants issued to the Selling
Stockholder.

(7) Includes 15,000 shares underlying warrants issued to the Selling
Stockholder.

(8) Includes 250,000 shares underlying warrants issued to the Selling
Stockholder.

(9) Includes 126,667 shares underlying warrants issued to the Selling
Stockholder.

(10) Includes 10,000 shares underlying warrants issued to the Selling
Stockholder.

(11) Jack H. Halperin, Esq. is a Director of the Company.

(12) Includes 75,000 shares underlying warrants issued to the Selling
Stockholder.

(13) Kempton J. Coady, III, is a Director of the Company. The shares, the offer and sale of which are being registered hereby, are held by Merrill, Lynch, Pierce, Fenner & Smith, as custodian of IRAs for the benefit of Mr. Coady and Mrs. Coady.

(14) W. Andrew Krusen, Jr., a Director of the Company, is the President and a principal shareholder of Dominion Financial Group, Inc., which is the managing general partner of Dominion Capital Management. Mr. Krusen is the President and a principal shareholder of JAWIT Corporation, which is the managing General Partner of WIT Ventures, Ltd. ("WIT"). In addition, Mr. Krusen is the chairman of the Executive Committee of Dominion Financial Group International, LDC ("DFGI"), and also indirectly beneficially owns certain outstanding securities of DFGI through WIT.

(15) Includes 32,000 shares underlying warrants issued to the Selling
Stockholder.

(16) Includes 25,000 shares underlying warrants issued to the Selling
Stockholder.

(17) Includes 93,000 shares underlying warrants issued to the Selling
Stockholder.

(18) James G. Binch is Chairman of the Board and Chief Executive Officer of the Company.

(19) Includes options to purchase 549,815 shares. Also includes 1,007 shares owned by Mr. Binch's daughter, of which Mr. Binch disclaims beneficial ownership. Also includes 179,032 shares owned by Harbour Investment Corporation. Mr. Binch is the President, Chief Executive Officer and sole shareholder of Harbour Investment Corporation.

(20) Robert J. Thatcher is a former Director and the former President and Chief Operating Officer of the Company.

(21) David I. Albin, Esq. is a partner of Finn Dixon & Herling LLP, counsel to the Company ("FD&H").

(22) Includes 13,381 shares owned by FD&H, of which Mr. Albin is a partner. Mr. Albin disclaims beneficial ownership of such shares. Also includes 1,000 shares owned by Mr. Albin's spouse as trustee for their minor children. Mr. Albin also disclaims beneficial ownership of such shares.

(23) Timothy W. Wheeler is Vice President - Sales and Marketing of the Company.

(24) Includes 50,000 shares held by Morgan Stanley as custodian of an IRA for the benefit of Mr. Hagerty.

(25) Includes options to purchase 77,500 shares.

(26) Includes 150,000 shares underlying warrants issued to the Selling Stockholder.

(27) Constitutes shares underlying warrants issued to the Selling Stockholder.

(28) Includes 200,000 shares underlying warrants issued to the Selling Stockholder.

                              --------------------

     On January 31, 2000, we completed a private equity placement pursuant to certain Securities Purchase Agreements between Memry and certain investors listed therein, and raised a total of $2,395,000, less applicable fees and expenses. Proceeds were raised through the sale of units, each of which consisted of one share of Common Stock and a warrant to purchase one share of Common Stock. Each unit was priced at $1.00. The exercise price of the warrants is $2.25 per share (except for the warrants described in clause (iii) of the placement agent fee described in the following paragraph, for which the exercise price is $2.00 per share), and they are valid for a period of three years from the date of issuance. Other than the warrants issued in connection with American Equities Overseas, Inc.'s placement agent fee (described below), each of the warrants held by the Selling Stockholders was purchased pursuant to this private placement.

     Pursuant to an agreement between Memry and American Equities Overseas, Inc., American Equities agreed to act as placement agent in connection with the private placement. The placement agent fee consisted of (i) cash in an amount equal to 10% of the amount raised by American Equities, (ii) if American Equities raised greater than $1,650,000, warrants equal to 10% of the total raised by American Equities, and (iii) the reissuance of prior warrants to entities related to American Equities at a new exercise price and with extended expiration dates.

     Effective January 1, 2000, we entered into a revised employment agreement with James G. Binch in substitution for his 1993 employment agreement. The term under the 2000 employment agreement is for three years, which automatically renews for successive one-year periods unless or until Mr. Binch or we give notice of his or our intention not to renew. Effective January 1, 2000, the salary under the 2000 employment agreement is $244,000. Pursuant to decisions of the Board of Directors, effective July 2000, Mr. Binch's salary was increased to $258,640, it was subsequently decreased in November 2000 to $245,640, and was increased in August 2001 to $275,000. The 2000 employment agreement also entitled Mr. Binch to receive (i) additional compensation in the form of an annual bonus and/or stock option grants determined by and in the sole discretion of the Board of Directors; (ii) an automobile allowance of $500 per month; (iii) up to $30,000 per year towards retirement and/or deferred compensation benefits; and (iv) certain other fringe benefits and perquisites as set forth in the agreement. In addition, if, at any time during Mr. Binch's employment, there is a sale of all or substantially all of the our assets, or the sale of all (or at least 80%) of our Common Stock, or the merger or consolidation of Memry with or into any other entity in a transaction in which the holders of Memry Common Stock immediately prior to such event own less than a majority of the surviving entity's issued and outstanding Common Stock immediately upon the consummation of such event, then Mr. Binch shall receive a special one-time bonus, payable in cash, simultaneously with such a sale, in an amount equal to 1% of the product of (x) the difference between (A) the amount that will be realized by the holder of one share of Common Stock upon the consummation of such sale minus (B) $2.00, multiplied by (y) 25,000,000.

     The 2000 employment agreement also provides that if Mr. Binch's employment is terminated (a) by us without cause or (b) by Mr. Binch (i) due to our failure to observe or comply with any of the provisions of such agreement (if such failure has not been cured within 10 days after written notice of same to us), or (ii) upon a change in control of Memry (and within 24 months of such change in control), Mr. Binch will be entitled to a lump-sum payment equal to two times his annual salary at the rate in effect immediately prior to the date of termination, plus (ii) the amount of any cash bonuses paid to Mr. Binch in the two years immediately prior to such termination. In the event of a termination as described above or upon his death or disability as described in the employment agreement, all incentive and non-qualified stock options then held by Mr. Binch that are still subject to any vesting requirements shall have such vesting requirements terminated (such that all such options are then immediately exercisable), to the extent allowable under the provisions of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, and the plans pursuant to which the same were granted.

     On March 18, 1999, we entered into a letter agreement with Robert J. Thatcher regarding his employment with us. On July 7, 1999, the Board of Directors adopted a resolution electing Mr. Thatcher President and Chief Operating Officer of Memry in accordance with the terms of the letter agreement. Effective January 1, 2000, we entered into a formal employment agreement with Mr. Thatcher. The salary under the employment agreement, effective as of January 1, 2000, is $195,000. The term under the employment agreement is for two years, which automatically renews for successive one-year periods unless or until Mr. Thatcher or we give notice of his or our intention not to renew. If we elect not to renew the employment agreement at any time, then we shall pay to Mr. Thatcher his base salary for a period of eighteen (18) months following termination of the employment agreement, as and when the same would otherwise be due, unless such non-renewal by us is for cause.

     The employment agreement also entitles Mr. Thatcher to receive (i) 275,000 incentive stock options, 50,000 of which were immediately vested, with the remainder vesting in four equal annual installments from the dates of grant at an exercise price equal to $2.00 per share, (ii) additional compensation in the form of an annual target bonus of $91,500 and annual long term incentive awards having a target value of $325,000, determined by and in the sole discretion of the Board of Directors, (iii) an automobile allowance of $500 per month, (iv) up to $15,000 per year towards retirement and/or deferred compensation benefits and
(v) certain other fringe benefits and perquisites as set forth in the agreement. In addition, the employment agreement provides that upon Mr. Thatcher's relocation to Connecticut, we will (a) reimburse Mr. Thatcher for all customary relocation expenses and for customary office expenses incurred by Mr. Thatcher at his home office in Minnesota, and (b) provide Mr. Thatcher with a $200,000 interest-free loan to be used by Mr. Thatcher toward a down-payment on a new home. Subsequently, Mr. Thatcher has relocated to Connecticut and we have reimbursed Mr. Thatcher for the relocation expenses and provided him with the loan discussed above. With respect to the loan, one fourth of the principal amount of such loan will be forgiven if Mr. Thatcher remains in our employ on each of the third, fourth, fifth and sixth anniversaries of the date of the employment agreement such that, if Mr. Thatcher's employment with us has continued through the sixth anniversary of the date of the employment agreement, the full amount of such loan will be forgiven.

     The employment agreement also provides that if Mr. Thatcher's employment is terminated (a) by us without cause or (b) by Mr. Thatcher due to our failure to observe or comply with any of the provisions of such agreement (if such failure has not been cured within 10 days after written notice of same to us), Mr. Thatcher will be entitled to payments of (i) one and one half times his annual salary at the rate in effect immediately prior to the date of termination and
(ii) one hundred fifty percent (150%) of the amount of the target cash bonus for Mr. Thatcher in the fiscal year that the termination occurs. If, upon a change in control of Memry or within 24 months of such change in control, Mr. Thatcher's employment is either (x) not renewed by us without cause, (y) terminated by us without cause or (z) terminated at the election of Mr. Thatcher, then Mr. Thatcher will be entitled to payments of (A) two times his annual salary, at the rate of salary in effect immediately prior to the effective date of such termination (without regard to any purported or attempted reduction of such rate by us), plus (B) two hundred percent (200%) of the amount of the target cash bonus for Mr. Thatcher in the fiscal year that the termination occurs. In the event of a termination as described above or upon his death or disability (as described in the employment agreement), all incentive and non-qualified stock options then held by Mr. Thatcher that are still subject to any vesting requirements shall have such vesting requirements terminated (such that all such options are then immediately exercisable), to the extent allowable under the provisions of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, and the plans pursuant to which the same were granted. Mr. Thatcher was terminated pursuant to his employment agreement as of May 21, 2001.

     David I. Albin, Esq. is a partner of Finn Dixon & Herling LLP, counsel to the Company ("FD&H"). FD&H owns 13,381 shares, Mr. Albin owns 17,000 shares and warrants to purchase 10,000 shares, and Mr. Albin's spouse, as trustee for their minor children, owns 1,000 shares.

     Other than as set forth above, there are no material relationships between the Selling Stockholders and Memry (or any of our affiliates), nor have any such material relationships existed within the past three years, and the Selling Stockholders do not hold any other of our securities.

                              PLAN OF DISTRIBUTION

     The Shares covered hereby may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in the over-the-counter market or otherwise, at prices related to the then current market price or in negotiated transactions, including one or more of the following methods: (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (c) block trades in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. We have been advised by each of the Selling Stockholders that such Selling Stockholder has not made any arrangements relating to the distribution of the Shares covered by this Prospectus. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the Selling Stockholders in amounts to be negotiated.

     In offering the Shares covered hereby, the Selling Stockholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Stockholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     In connection with the Offering, each of the Selling Stockholders has agreed that during such time as it may be engaged in a distribution of Shares covered hereby, it will not engage in any stabilization activity in connection with the Company's Common Stock, will make arrangements with us to furnish to each purchaser and/or broker-dealer through which Shares covered hereby may be offered copies of this Prospectus and its accompanying documents and reports and that it will not bid for or purchase any securities of the Company or attempt to induce any person to bid or purchase any securities of the Company except as permitted under the Exchange Act. Each of the Selling Stockholders has agreed to inform us when the distribution of its Shares is completed.

     This Offering will terminate on the earlier of January 31, 2003 and the date on which all Shares offered hereby have been sold by the Selling Stockholders.

     In order to comply with certain states' securities laws, if applicable, the Shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the Shares may not be sold in certain states unless they have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. We intend to use our best efforts to register or qualify the Shares for resale or to seek an exemption from registration or qualification in any state required in order to facilitate as to a particular sale, the resale of the Shares by the Selling Stockholders.

                            DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, $0.01 par value per share, and 100,000 shares of Preferred Stock, $100.00 par value per share. The holders of Common Stock are entitled to one vote per share. The Common Stock has non-cumulative voting rights, which means that holders of more than 50% of the shares voting for the election of directors can elect all of the directors and take most other actions submitted to a vote of stockholders, if they so determine. In such event, the holders of the remaining shares will not be able to elect any directors or take such other actions. The holders of Common Stock have no preemptive rights to maintain their respective percentage ownership interest in the Company or other subscription or conversion rights for other securities of the Company.

     We have never paid a cash dividend on our Common Stock and we do not contemplate paying any cash dividends on our Common Stock in the near future. Pursuant to our June 30, 1998 loan agreement (as amended November 30, 1999) with our principal lender, we are prohibited from declaring or paying any dividends, or making a distribution to our stockholders, until the termination of such agreement and the repayment of all amounts due to such lender.

                                  LEGAL COUNSEL

     Finn Dixon & Herling LLP, Stamford, Connecticut, as our counsel, has issued an opinion that the shares to be sold by the Selling Stockholders have been duly authorized and validly issued and are fully paid and nonassessable, and the shares underlying the warrants will be, upon exercise of the warrants, duly authorized and validly issued and fully paid and nonassessable. As of the date hereof, certain attorneys who are partners of, or employed by, Finn Dixon & Herling LLP, and who have provided advice with respect to the offer and sale of the Common Stock, beneficially own an aggregate of 41,381 shares of Common Stock. See "Selling Stockholders".

                                     EXPERTS

     The audited consolidated financial statements and schedule of the Company and its subsidiaries as of June 30, 2001 and 2000 and for the years then ended, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, have been so incorporated in reliance on the reports of McGladrey & Pullen, LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

                           INCORPORATION BY REFERENCE

     Our Annual Report on Form 10-K for the fiscal year ended June 30, 2001, as previously filed with the Commission, is hereby incorporated by reference into this Prospectus. All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since June 30, 2001 and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     We will furnish without charge to each person to whom this Prospectus is delivered, upon his written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents which this Prospectus incorporates). Written or telephone requests should be directed to Memry Corporation, 3 Berkshire Boulevard, Bethel, Connecticut 06801 (telephone 203-739-1100), Attention: Robert Belcher, Corporate Secretary.

     This Prospectus is accompanied by a copy of our Form 10-K filed with the Commission for the fiscal year ended June 30, 2001. In lieu of the foregoing, this Prospectus shall be accompanied by a copy of our Form 10-K, together with any amendments thereto, filed with the Commission for each of our subsequent fiscal years during the duration of this Offering. If a Form 10-Q has been filed since the date of the Form 10-K described above, this Prospectus is also accompanied by a copy of our latest Form 10-Q filed with the Commission with respect to the most recent fiscal quarter which ends after the end of the latest fiscal year for which we have delivered the Form 10-K as described above.

      COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                4,957,667 SHARES

                                MEMRY CORPORATION

                     Common Stock, $0.01 PAR VALUE PER SHARE

                                   PROSPECTUS

                                DECEMBER 20, 2001

                             ----------------------


         We have not authorized anyone to give any information or to make any representations concerning the offering of the Common Stock except that which is in this Prospectus or in the Prospectus Supplement which is delivered with this Prospectus, or which is referred to under "Where You Can Find More Information." If anyone gives or makes any other information or representation, you should not rely on it. This Prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock which is referred to in the Prospectus Supplement. This Prospectus is not an offer to sell or a solicitation of an offer to buy Common Stock in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this Prospectus, or any sale of Common Stock, as an indication that there has been no change in our affairs since the date of this Prospectus. You should also be aware that information in this Prospectus may change after this date.


                                TABLE OF CONTENTS

                                                                                        Page
                                                                                        ----
         Where You Can Find More Information                                             2
         Forward-Looking Statements                                                      2
         Summary Information about Memry                                                 3
         Risk Factors                                                                    3
         Use of Proceeds                                                                10
         Dilution                                                                       10
         Selling Stockholders                                                           10
         Plan of Distribution                                                           16
         Description of Securities                                                      16
         Legal Counsel                                                                  17
         Experts                                                                        17
         Incorporation by Reference                                                     17
         Commission Position on Indemnification for Securities Act Liabilities          18

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth estimated expenses in connection with the issuance and distribution of the securities being registered, assuming one issuance of securities:

          Registration Fee ........................         $    1,536.89
          Printing and Engraving* .................         $   20,000.00
          Accounting Fees* ........................         $    4,000.00
          Legal Fees* .............................         $   40,000.00
          Miscellaneous ...........................         $    4,463.11
                                                            -------------

          Total ...................................         $   70,000.00
                                                            =============

          * Estimated

     Item 15.  Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware empowers a corporation incorporated under the General Corporation Law to indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve in such capacities with another enterprise at its request, against expenses (including attorneys' fees), as well as judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The power to indemnify shall only exist where such officer, director, employee or agent has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal action, such person had no reasonable cause to believe his conduct was unlawful. In a threatened, pending or completed action or suit by or in the right of the corporation, the corporation may indemnify such person only for expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that if such person has been adjudged liable to the corporation then the corporation shall have no power of indemnification unless and only to the extent that a court shall determine upon application. Indemnity is mandatory as to expenses (including attorneys' fees) actually and reasonably incurred by a director, officer, employee or agent of a corporation to the extent a claim, issue or matter has been successfully defended. Expenses (including attorneys' fees) incurred by an officer or director in defending any such action, suit or proceeding may be paid by the corporation in advance of final disposition upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the corporation. Indemnification is not deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. The determination to make indemnification pursuant to
Section 145 shall be made by (i) a majority vote of disinterested directors even though less than a quorum, (ii) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (ii) by the stockholders. A Delaware corporation also has the power to purchase and maintain insurance on behalf of the persons it has the power to indemnify, whether or not indemnity against such liability would be allowed under the statute.

     Article VIII of the By-Laws of the Company provides as follows:

          The Corporation shall, to the fullest extent permitted by subsections
          (a) through (e) of Section 145 of the General Corporation Law of the State of Delaware (as such statute may, from time to time, be amended), indemnify any and all persons whom it shall have power to indemnify against any and all expenses, liabilities and other matters.

     The Certificate of Incorporation of the Company was amended in June 1989, as permitted by the Delaware General Corporation Law, pursuant to a vote of its stockholders, to provide that, to the fullest extent permissible under the Delaware General Corporation Law, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of the fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for improper dividend payment or unlawful stock purchases or redemption, or (iv) for any transaction from which the director derived an improper personal benefit.

     Item 16.  Exhibits.

          Exhibit No.                        Description of Exhibit
          -----------                        ----------------------
              5        -  Opinion and consent of Finn Dixon & Herling LLP, counsel to the Registrant
              23.1     -  Consent of McGladrey & Pullen LLP
              23.2     -  Consent of Finn Dixon & Herling LLP, counsel to the Registrant (included in Exhibit 5)
              24       -  Power of Attorney

     Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     4. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Bethel, State of Connecticut, on December 20, 2001.

                                      MEMRY CORPORATION


                                      By: /s/ James G. Binch
                                          --------------------------------------
                                          James G. Binch
                                          Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by or on behalf of the following persons in the capacities and on the date indicated:

          Signature           Title                                             Date
          ---------           -----                                             ----

  /s/ James G. Binch          Chairman and Chief Executive Officer;       December 20, 2001
  ---------------------------
  James G. Binch              Director (Principal Executive Officer)

  /s/ Robert P. Belcher       Senior Vice President-Finance and           December 20, 2001
  ---------------------------
  Robert P. Belcher           Administration, Chief Financial
                              Officer, Secretary and Treasurer
                              (Principal Financial & Accounting Officer)

              *               Director                                    December 20, 2001
  ---------------------------
  W. Andrew Krusen, Jr.

              *               Director                                    December 20, 2001
  ---------------------------
  Jack H. Halperin, Esq.

              *               Director                                    December 20, 2001
  ---------------------------
  Kempton J. Coady, III

              *               Director                                    December 20, 2001
  ---------------------------
  Andrew L. Lux



         *By:  /s/ James G. Binch
               ----------------------------
               James G. Binch, Attorney-in-fact

                                INDEX TO EXHIBITS

Exhibit
Number      Description of Exhibit
------      ----------------------
5           Opinion and consent of Finn Dixon & Herling LLP, counsel to the
            Registrant
23.1        Consent of McGladrey & Pullen LLP
23.2        Consent of Finn Dixon & Herling LLP, counsel to the Registrant
            (included in Exhibit 5)
24          Power of Attorney